UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 13, 2019

(Date of earliest event reported)

Commission File No. 024-10924

CANNABINOID BIOSCIENCES, INC.

California

(State or other jurisdiction of incorporation or organization)

Cannabinoid Biosciences, Inc.

3699 Wilshire Blvd., Suite 610

Los Angeles, California 90010

(323) 868-6762; (310) 895-1839

franklin@cbdxfund.com

(Address, including zip code, and telephone number,

including area code, of issuer’s principal executive office)

Patience C Ogbozor

3699 Wilshire Blvd., Suite 610

Los Angeles, California 90010

Telephone: (310) 895-1839

cannabinoidbiosciences@gmail.com

 (Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy to:

Azuka L Uzoh, Esq.

Law Office of Azuka L Uzoh

1930 Wilshire Blvd., Suite 1216

Los Angeles, California 90025

Telephone: (213) 483-4020

2834	47-1077576
(Primary Standard Industrial	(IRS Employer
Classification Code Number)	Identification Number)

ITEM 9.	OTHER EVENTS

Extension of offering period

On August 12, 2019, the Company elected to exercise its right under the Company’s Regulation A+ Offering Circular, dated April 9, 2019, to extend the offering period to July 31, 2020. Accordingly, the Offering will terminate to the first to occur of: (i) the date on which the $50,000,000 Maximum Offering is completed; (ii) July 31, 2020, or (iii) such earlier date as the Company elects to terminate the Offering.

Resignation of Kareem Davis as Chief Development Officer and Company Director

Effective as of August 12, 2019, Kareem Davis as Chief Development Officer and a Director of the Company, resigned from his positions with the Company. There were no disputes between Mr. Davis and the Company with respect to any financial matters or financial disclosures contained in the Company filings with the SEC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the Los Angeles, State of California, on August 16, 2019.

By:	/s/ Patience C Ogbozor
Name: Patience C Ogbozor
Title: President and Chief Executive Officer